UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For January 10, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated January 10, 2007 - Holding(s) in Company



NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


Bunzl plc


2. Name of shareholder having a major interest


Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Barclays PLC through its subsidiary companies


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED HOLDER                     ACCOUNT                  NO. OF
                                    DESIGNATION                SHARES

Bank of New York                                               24,998

BOISS Nominees Ltd                    4224361                 388,115

Barclays Capital                                              148,381

Nominees Ltd

Barclays Capital                                            1,305,960

Nominees Ltd

Barclays Global                                                26,844

Investors Canada

Barclays Trust Co R69                                           8,089

Chase Nominees Ltd                      16376                 168,881

Chase Nominees Ltd                      28270                 103,582

Durlacher Nominees Ltd                                        103,208

Gerrard Nominees Ltd                   660302                   2,333

Gerrard Nominees Ltd                   660632                   1,555

Gerrard Nominees Ltd                   660758                   5,055

Gerrard Nominees Ltd                   660851                   9,333

Gerrard Nominees Ltd                   768557                   5,000

Gerrard Nominees Ltd                   781271                   2,722

Greig Middleton Nominees Limited (GM1)                          8,476

Investors Bank and Trust Co                                 1,590,714

Investors Bank and Trust Co                                 2,132,527

JP Morgan (BGI Custody)                 16331                  84,374

JP Morgan (BGI Custody)                 16338                  19,037

JP Morgan (BGI Custody)                 16341                 209,728

JP Morgan (BGI Custody)                 16342                  43,831

JP Morgan (BGI Custody)                 16400               2,740,416

JP Morgan (BGI Custody)                 18408                  27,031

JP Morgan Chase Bank                                           11,519

JP Morgan Chase Bank                                           30,616

JP Morgan Chase Bank                                          394,825

JP Morgan Chase Bank                                           23,275

Mellon Trust - US Custodian                                    12,423

Mitsui Asset                                                    6,040

R C Greig nominees Limited                                    227,411

R C Greig Nominees Ltd  GP1 A/C                                 7,339

R C Greig Nominees Ltd  SA1 A/C                                 4,275

R C Greig Nominees Ltd  AK1 A/C                               144,119

R C Greig Nominees Ltd  BL1 A/C                                 4,848

R C Greig Nominees Ltd  CM1 A/C                                 2,018

State Street Boston                                           162,895

Trust & Custody Services Bank                                   1,662

                TOTAL                                      10,193,455



5. Number of shares / amount of stock acquired


n/a


6. Percentage of issued class


3.00%


7. Number of shares / amount of stock disposed


n/a


8. Percentage of issued class


n/a


9. Class of security


Ordinary Shares of 321/7p


10. Date of transaction


05 January 2007


11. Date company informed


10 January 2007


12. Total holding following this notification


10,193,455


13. Total percentage holding of issued class following this notification


3.00%


14. Any additional information


n/a


15. Name of contact and telephone number for queries


Debbie Walmsley - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification


P N Hussey, Company Secretary


Date of notification


10 January 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  January 10, 2007                             By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer